CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Financial Statements

First Quarter - July 31, 2009

(Unaudited)

(Expressed in Canadian dollars, except where indicated)

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Balance Sheets

As at July 31, 2009 and April 30, 2009

(Unaudited)

 (Expressed in Canadian dollars except where indicated)

	July 31 2009 $000’s		April 30 2009 $000’s
Assets
Current assets
Cash and cash equivalents (note 5)	5,061		6,339
Accounts receivable and prepaid expenses	951		996
Available-for-sale securities (note 6)	228		276
	6,240		7,611

Reclamation bonds	308		317
Property and equipment (note 7)	792		827
Mineral property interests (note 8)	40,780		39,133
	48,120		47,888
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,057		1,194

Future income tax liability	1,203		1,341
	2,260		2,535

Non-controlling interest (note 3)	8,480		7,600

Shareholders’ equity
Common shares (note 11)	56,190		56,183
Contributed surplus (note 11)	8,432		7,940
Accumulated other comprehensive income (note 13)	(39)		9
Deficit	(27,203)	()	(26,379)
	37,380		37,753
	48,120		47,888

Nature of operations (note 1)

Commitments (notes 8 and 15)

Subsequent events (note 17)

 Approved by the Board of Directors

“Peter Dasler”

“Emil Fung”

_________________________

______________________

  Director                                                                                                            Director

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Statements of Loss, Comprehensive Loss and Deficit

As at July 31, 2009 and April 30, 2009

(Unaudited)

 (Expressed in Canadian dollars except where indicated)

	Three months ended July 31 2009	Three months ended July 31 2008
		(restated)
	($000's)	($000's)

EXPENSED EXPLORATION COSTS
Net indirect exploration expenditures	126	28
Equipment rental income	(16)	-
Net option payments (note 10(c))	75	(112)
	185	(84)
OTHER EXPENSES
Consulting, labour & professional fees	297	149
Depreciation & amortization (note 7)	48	53
Foreign exchange gain	2	(27)
Insurance, licenses & filing fees	65	20
Interest income	(30)	(50)
Other corporate costs	33	39
Investor relations & presentations	10	16
Rent	50	22
Stock-based compensation (note 12)	350	373
Travel & accommodation	6	9
Management fees	(54)	(145)
	777	459

Loss before income taxes	962	375
Future income tax recovery	(138)	-
Loss for the period	824	375

Other comprehensive loss
Unrealized loss on available-for-sale securities (note 13)	48	147
Comprehensive loss for the period	872	522

Deficit- beginning of the period	(26,379)	(24,504)
Deficit- end of the period	(27,203)	(24,879)

Basic and diluted loss per share ($ per share)	0.01	-

Weighted average common shares outstanding (000's)	137,793	135,636

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

For the three months ended July 31, 2009 and 2008

(Unaudited)

 (Expressed in Canadian dollars except where indicated)

	Three months ended July 31 2009	Three months ended July 31 2008 (restated)
	$000’s	$000’s
Cash flows from operating activities
Net loss for the period	(824)	(759)
Items not affecting cash
Depreciation and amortization (note 7)	48	53
Future income tax recovery	(138)	-
Net option payments	75	(112)
Stock-based compensation	350	373
	(489)	(445)
Change in non-cash operating working capital
Decrease (increase) in accounts receivable & prepaids	(31)	81
Increase (decrease) in accounts payable & accruals	13	(559)
	(507)	(923)
Cash flows from financing activities
Issuance of common shares (net of issue costs)	(1)	3,441
Non-controlling interest	880	1,680
	879	5,121
Cash flows from investing activities
Deferred exploration costs	(1,734)	(2,646)
Proceeds from available for sale securities	-	59
Property and equipment	(13)	(26)
Option payments received	1	75
Other	5	-
Reimbursed exploration costs	91	1,510
95	(1,650)	(1,028)

Increase (decrease) in cash and cash equivalents	(1,278)	3,170

Cash and cash equivalents - beginning of period	6,339	7,376

Cash and cash equivalents - end of period	5,061	10,546

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

1

Nature of Operations

CanAlaska Uranium Ltd. (the “Company” or “CanAlaska”) and its subsidiaries are principally engaged in the exploration of uranium properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

At July 31, 2009, the Company had cash and cash equivalents of $5.1 million (April 30, 2009: $6.3m) (note 5) and working capital of $5.2 million (April 30, 2009: $6.4m). Management believes that the cash on hand at July 31, 2009 is sufficient to meet corporate, administrative and exploration activities for the coming twelve months. Should management be successful in its forthcoming exploration programs it may either need to dilute its ownership in its properties or secure additional financing to continue to advance the development of its exploration projects.

2

Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP on a basis consistent with the annual financial statements of the Company. Disclosure requirements for interim financial statements do not contain all the information that is required of annual financial statements. Accordingly, they should be read in conjunction with the audited financial statements, for the year ended April 30, 2009.  Certain comparative figures have been reclassified to conform to the current period’s presentation.

The comparative figure for the three months ended July 31, 2008 has been restated due to change accounting policy for the Canada-Korea Uranium Limited Partnership (“CKU Partnership”), reference should be made to note 2 of the audited consolidated financial statements for the fiscal year ended April 30, 2009.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, CanAlaska Resources Ltd. USA (a Nevada company), CanAlaska West McArthur Uranium Ltd. (a B.C. company), Golden Fern Resources Limited (a New Zealand company) and Ravenstone Resource Ltd. (a B.C. company).  The Company also follows Accounting Guideline 15 and fully consolidates the assets, liabilities, revenues and expenses of CKU Partnership and CKUL. It recognizes the other Partners’ ownership under the heading non-controlling interest. The Company also proportionately consolidates its interest in the Rise and Shine joint venture (a New Zealand joint venture).

Estimates, risks and uncertainties

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported, and disclosed in the financial statements and the accompanying notes. Actual results could differ from those estimates.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

2

Basis of presentation (continued)

Estimates, risks and uncertainties (continued)

Realization of the Company’s assets and liabilities is subject to risks and uncertainties, including reserve and resource estimation, future uranium and precious and base metal prices, estimated costs of future production, changes in government legislation and regulations, estimated future income taxes, and the availability of financing and various operational factors.

3

Interests in Variable Interest Entities

CanAlaska Korean Uranium Joint Venture

In December 2007, the Company formed a partnership, CKU Partnership, with Hanwha Corporation, Korea Electric Power Corporation, Korea Resources Corp., and SK Energy Co. Ltd. (together the “Korean Consortium”) to develop the Cree East uranium exploration project (“Cree East”), which consists of approximately 56,000 hectares of dedicated contiguous mineral claims in a region known as the Athabasca Basin (“Athabasca”), located in the Canadian province of Saskatchewan.

Under the terms of agreements, the Korean Consortium will invest $19 million towards the earn-in of a 50% ownership interest in the CKU Partnership over a 4-year period. As of July 31, 2009, the Korean Consortium has contributed $8.5 million (April 30, 2009: $7.6m) and has a 31.9% interest (April 30, 2009: 29.6%) in the CKU Partnership.

The Company acts as the operator for the exploration project and earns a management fee of 10% of the exploration expenditures incurred. The following are the significant balances of the CKU Partnership that are included in CanAlaska’s consolidated balance sheets:

CKU Partnership	July 31, 2009 $000’s	April 30, 2009 $000’s
Cash (note 5)	819	410
Mineral property (note 9 (a))	8,459	7,936
Non-controlling interest	8,480	7,600

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

4

Rise and Shine Joint Venture

Rise & Shine, New Zealand

Rise & Shine is located 20km northeast of Cromwell, New Zealand and encompasses a number of historical high-grade underground gold mines in the Bendigo Gold field. Effective July 1, 2007, the Company has completed its earn-in requirements in a joint venture with Oceana Gold (New Zealand) Limited (“Oceana”) (30%) and CanAlaska (70%). If either party elects to not to fund or only partially-fund their respective portion of a proposed budget then the defaulting party dilutes their equity in the joint venture down to a minimum of 15% at which point the relevant party’s interest in the joint venture will revert to a 2% royalty on gold produced. As of July 31, 2009, CanAlaska’s current interest is 72% and Oceana’s interest is 28%.

In June 2009, the Company announced an agreement with Glass Earth Gold Ltd. (“Glass Earth”). The option agreement with Glass Earth is for the sale of a 70% ownership interest. In return Glass Earth shall perform detailed project evaluation and exploration on the Rise and Shine project, including 4,000 metres of drilling. Additional terms of the agreement include progressive cash payments of $13,000 ($1,000 paid) and the issuance of 200,000 shares (100,000 shares are past due) in Glass Earth to the Company over the course of the program.

CanAlaska currently proportionately consolidates its 72% interest in Rise and Shine as at July 31, 2009 (note 10 (a)):

	July 31, 2009 $000’s	April 30, 2009 $000’s
Mineral property	323	324

5

Cash and Cash Equivalents

	July 31, 2009 $000’s	April 30, 2009 $000’s
CKU Partnership funds	819	410
Option-in advances	103	194
Cash in bank and other short term deposits	4,139	5,735
Total	5,061	6,339

The Company fully consolidates the cash held by CKU Partnership whose funds are held to fund the Cree East property. Option-in advances are advance cash funding by joint venture partners on various exploration properties.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

6

Available-for-Sale Securities

	July 31, 2009			April 30, 2009
	Number of Shares	Adjusted Cost $000’s	Market Value $000’s	Adjusted Cost $000’s	Market Value $000’s
Pacific North West Capital Corp.	846,800	34	85	34	89
Westcan Uranium Corp.	500,000	49	13	49	18
Mega Uranium Ltd.	50,000	104	68	104	99
Other available-for-sale securities	5,686,937	80	62	80	70
Total	7,083,737	267	228	267	276

An unrealized loss on available-for-sale securities of $48,000 (July 31, 2009: $147,000) was recorded in other comprehensive loss for the period ended July 31, 2009.

7

Property and Equipment

	July 31, 2009			April 30, 2009
	Cost $000’s	Accumulated amortization $000’s	Net $000’s	Cost $000’s	Accumulated amortization $000’s	Net $000’s
Automotive	111	(59)	52	111	(55)	56
Leasehold improvements	266	(44)	222	266	(39)	227
Mining equipment	923	(565)	358	923	(535)	388
Office equipment	430	(270)	160	417	(261)	156
Total	1,730	(938)	792	1,717	(890)	827

During the first three months of fiscal year 2010, the Company had additions of $13,204.

8

Mineral Property Interests

	First Quarter 2010 Expenditures				Life to Date - July 31, 2009
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Athabasca (note 9)	11	1,718	(91)	1,638	1,205	57,455	(18,398)	40,262
Other interests (note 10)	-	10	(1)	9	398	1,344	(1,224)	518
Total	11	1,728	(92)	1,647	1,603	58,799	(19,622)	40,780

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

8

   Mineral Property Interests (continued)

	2009 Fiscal Expenditures				Life to Date - April 30, 2009
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Athabasca (note 9)	132	11,486	(3,885)	7,733	1,194	55,737	(18,307)	38,624
Other interests (note 10)	20	240	(521)	(261)	398	1,334	(1,223)	509
Total	152	11,726	(4,406)	7,472	1,592	57,071	(19,530)	39,133

The Company holds approximately 1,148,000 hectares of mining claims in the Athabasca Basin located across the provinces of Alberta, Saskatchewan and Manitoba in Canada. The holdings are comprised of 23 projects which are in various stages of exploration and discovery.

	Total
Summary of option payments due As at July 31, 2009	Cash $000’s	Spend[2] $000’s	Shares
April 2010 (paid)	-	600	50,000
April 2011	52	-	50,000
April 2011	40	2,000	100,000
April 2012	68	3,400	100,000
Thereafter	-	10,000	1,200,000
Total due[1]	160	10,000	1,500,000

1 Only considers payments paid during the current fiscal year and not previous year’s payments and issuances

2 Represents cumulative spend required not spend per fiscal year.  The spend requirements do not consider amounts already incurred on Black Lake (note 9e) or Fond Du Lac (note 9d) and the Collins Bay Extension (note 9o)

Summary of option payments receivable	Total
As at July 31, 2009[1]	Cash $000’s	Spend[3] $000’s	Shares
April 2010 (outstanding)	135	5,450	1,300,000
April 2011	10	6,683	150,000
April 2012	17	9,152	550,000
April 2013	10	10,493	50,000
Thereafter	550	20,037	2,300,00
Total due[2]	722	20,037	4,350,000

1 Excludes expenditures and payments on West McArthur (note 9 (b)) and Cree East (notes 3 and 9 (a))

2 Only considers payments received during the current fiscal year and not previous year’s payments and issuances

3 Represents cumulative spend required not spend per fiscal year. Subsequent to year end, Westcan was granted an extension to complete its work commitments which have not been included in the above table

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

9

Athabasca Mineral Property Interests

	First Quarter 2010 Expenditures				Life to Date-July 31, 2009
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Cree East (a)	-	523	-	523	-	8,459	-	8,459
West McArthur (b)	-	96	(91)	5	65	12,234	(9,834)	2,465
Poplar	-	75	-	75	166	3,108	(2,940)	334
Fond du Lac (d)	-	497	-	497	120	2,234	-	2,354
Black Lake (e)	3	402	-	405	146	1,451	-	1,597
Grease River (f)	-	28	-	28	118	2,622	(1,909)	831
Cree West (g)	-	-	-	-	40	1,070	(1,110)	-
Key Lake (h)	-	-	-	-	24	1,012	(1,035)	1
NE Wollaston (i)	-	10	-	10	16	6,581	-	6,597
Helmer (j)	-	4	-	4	64	4,660	-	4,724
Lake Athabasca (k)	-	18	-	18	112	5,790	-	5,902
Alberta (l)	-	24	-	24	11	2,325	-	2,336
Hodgson (m)	-	9	-	9	44	1,209	-	1,253
Arnold (n)	-	-	-	-	35	1,237	-	1,272
Collins Bay (o)	8	15	-	23	8	15	-	23
Other (p)	-	17	-	17	236	3,448	(1,570)	2,114
Total	11	1,718	(91)	1,638	1,205	57,455	(18,398)	40,262

	2009 Fiscal Expenditures				Life to Date-April 30, 2009
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Cree East (a)	-	3,706	-	3,706	-	7,936	-	7,936
West McArthur (b)	13	2,210	(2,015)	208	65	12,138	(9,743)	2,460
Poplar (c)	-	1,744	(1,497)	247	166	3,033	(2,940)	259
Fond du Lac (d)	29	1,524	-	1,553	120	1,737	-	1,857
Black Lake (e)	29	804	-	833	143	1,049	-	1,192
Grease River (f)	-	978	(271)	707	118	2,594	(1,909)	803
Cree West (g)	-	52	(52)	-	40	1,070	(1,110)	-
Key Lake (h)	-	51	(50)	1	24	1,012	(1,035)	1
NE Wollaston (i)	-	75	-	75	16	6,571	-	6,587
Helmer (j)	-	136	-	136	64	4,656	-	4,720
Lake Athabasca (k)	8	112	-	120	112	5,772	-	5,884
Alberta (l)	-	39	-	39	11	2,301	-	2,312
Hodgson (m)	-	6	-	6	44	1,200	-	1,244
Arnold (n)	-	11	-	11	35	1,237	-	1,272
Other (o)	53	38	-	91	236	3,431	(1,570)	2,097
Total	132	11,486	(3,885)	7,733	1,194	55,737	(18,307)	38,624

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

9

Athabasca Mineral Property Interests (continued)

a)      Cree East, Saskatchewan – Korean Consortium

At Cree East (note 3), during the first quarter of fiscal 2010, the Company spent $8,000 on camp cost & operations (Life to Date (“LTD”): $1,439,000); drilling $nil (LTD: $2,662,000); general and administration (“G&A”) $37,000 (LTD: $224,000); geochemistry $5,000 (LTD: $372,000); geology $27,000 (LTD: $548,000); geophysics $361,000 (LTD: $1,882,000); management fees $45,000 (LTD: $639,000); and other expenses $40,000 (LTD: $693,000).

b)      West McArthur, Saskatchewan - Mitsubishi

West McArthur consists of approximately 36,000 hectares of mineral claims in the Athabasca, Saskatchewan. In April 2007, the Company optioned the claims to Mitsubishi Development Pty Ltd. (“Mitsubishi”). Mitsubishi may exercise its option to earn a 50% interest in the property by funding expenditures of $10 million by October 2009 ($9.8 million expended as of July 31, 2009) and making a $1 million payment upon completion of the funding requirement. Upon payment of the $1 million, a joint venture (50/50) will be formed. The Company acts as project operator and earns a fee (between 5% and 10%) based on the expenditures incurred. Upon the formation of the joint venture, Mitsubishi may elect to become the operator.

During the first quarter of fiscal 2010, the Company spent $4,000 on camp cost & operations (LTD: $2,108,000); drilling $nil (LTD: $4,689,000); G&A $25,000 (LTD: $1,719,000); geochemistry $2,000 (LTD: $232,000); geology $31,000 (LTD: $342,000); geophysics $4,000 (LTD: $2,399,000); and other expenses $30,000 (LTD: $810,000). During the first quarter of fiscal 2010, the Company received reimbursements of $91,000 (LTD: $9,834,000).

c)      Poplar, Saskatchewan – East Resources Inc.

Poplar consists of approximately 77,000 hectares of mineral claims in Athabasca. In October 2007, the Company optioned the claims to Mega Uranium Ltd. (“Mega”), subsequently terminated in December 2008, after Mega issued 50,000 shares and funded $2.8 million in expenditures. In June 2009, the Company announced that East Resources Inc. (“ERI”) had executed a Memorandum of Understanding (“MOU”) in respect of the Poplar property and that ERI had commenced their due diligence.

During the first quarter of fiscal 2010, the Company spent $2,000 on camp cost & operations (LTD: $642,000); G&A $16,000 (LTD: $309,000); geochemistry $nil (LTD: $127,000); geology $25,000 (LTD: $318,000); geophysics $12,000 (LTD: $1,672,000); and other expenses $20,000 (LTD: $206,000). During the first quarter of fiscal 2010, the Company received reimbursements of $nil (LTD: $2,940,000).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

9

Athabasca Mineral Property Interests (continued)

d)

Fond Du Lac, Saskatchewan

In October 2006 (subsequently amended November 2008), the Company acquired from the Fond Du Lac Denesuline First Nations an option to earn a 49% interest in the Fond Du Lac property (comprising approximately 36,000 hectares) for total payments of $130,000 ($50,000 paid; June 2010: $40,000; June 2011: $40,000), the issuance of 300,000 shares (200,000 issued (note 11); June 2010: 50,000; June 2011: 50,000) and work commitments of $2 million (June 2011: $1.2m; June 2012: $2m). (As at July 31, 2009: $2.4 million incurred). Upon exercising its 49% option, a joint venture may be formed.

During the first quarter of fiscal 2010, the Company spent $100,000 on camp cost & operations (LTD: $449,000); drilling $224,000 (LTD: $609,000); G&A $6,000 (LTD: $109,000); geochemistry $8,000 (LTD: $89,000); geology $94,000 (LTD: $275,000); geophysics $18,000 (LTD: $470,000); option payments $nil (LTD: $117,000); and other expenses $47,000 (LTD: $236,000).

e)      Black Lake, Saskatchewan

In December 2006, the Company optioned the Black Lake property comprising approximately 38,000 hectares located in Saskatchewan from the Black Lake Denesuline First Nations. To earn a 49% interest in the property, the Company, must make payments of $130,000 ($102,000 paid; July 2011: $28,000), issue 300,000 shares (200,000 issued (note 11); July 2010: 50,000; July 2011: 50,000) and incur exploration expenditures of $2 million ($1.4m incurred; July 2010: $0.7m; July 2011: $1.2m; July 2012: $2m). Upon exercising its 49% option, a joint venture may be formed.

During the first quarter of fiscal 2010, the Company spent $39,000 on camp cost & operations (LTD: $198,000); drilling $194,000 (LTD: $366,000); G&A $6,000 (LTD: $95,000); geochemistry $9,000 (LTD: $50,000); geology $30 (LTD: $224,000); geophysics $43,000 (LTD: $326,000); option payments $52,000 (LTD: $175,000); and other expenses $33,000 (LTD: $163,000).

f)      Grease River, Saskatchewan

Grease River is comprised of approximately 70,000 hectares of mineral claims located in Athabasca. The property was previously optioned to Uranium Prospects Plc (terminated June 2009) whereby they had made cash payments of $225,000, issued 1.5 million shares and reimbursed exploration expenditures at $1.6 million.

During the first quarter of fiscal 2010, the Company spent $nil on camp cost & operations (LTD: $565,000); drilling $nil (LTD: $46,000); G&A $8,000 (LTD: $347,000); geochemistry $nil (LTD: $111,000); geology $15,000 (LTD: $1,120,000); geophysics $nil (LTD: $244,000); and other expenses $5,000 (LTD: $307,000). During the first quarter of fiscal 2010, the Company had reimbursements of $nil (LTD: $1,909,000).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

9

Athabasca Mineral Property Interests (continued)

g)      Cree West, Saskatchewan – Westcan Uranium

Cree West is comprised of approximately 13,000 hectares of mineral claims located in the south-east of Athabasca. In April 2006, the Company optioned the claims to Westcan Uranium Corp. (“Westcan”) (formerly International Arimex Resources Inc.). Westcan may earn a 50% interest in the property by making payments of $150,000 (received), issuing 600,000 shares (issued) and making exploration expenditures of $3.6 million before May 2009 ($0.8m completed). The Company has granted Westcan an extension to meet its exploration expenditures obligations.

Westcan may acquire an additional 10% interest by spending an additional $4 million and a further 15% interest by completing a feasibility study within 2 years, issuing 400,000 additional common shares, and spending a minimum of $1 million per year. The Company acts as the project operator until Westcan has a vested 60% interest. Upon commercial production, the Company will receive a 3% net smelter royalty.

During the first quarter of fiscal 2010, the Company spent $nil on camp cost & operations (LTD: $158,000); G&A $nil (LTD: $287,000); geochemistry $nil (LTD: $102,000); geology $nil (LTD: $117,000); geophysics $nil (LTD: $290,000); and other expenses $nil (LTD: $156,000). During the first quarter of fiscal 2010, the Company received reimbursements of $nil (LTD: $1,110,000).

h)     Key Lake, Saskatchewan – Westcan Uranium

Key Lake is comprised of approximately 6,000 hectares of mineral claims located in the south-east of Athabasca. In March 2006, the Company optioned the claims to Westcan. Westcan can earn a 50% interest by making payments of $150,000 (received), issuing 300,000 shares (received) and completing work commitments of $2 million by May 2009 ($0.9m completed). The Company has granted Westcan an extension to meet its exploration expenditures obligations.

Westcan may elect to acquire an additional 10% interest by spending an additional $2 million and a further 15% interest by completing a feasibility study, issuing to the Company 200,000 additional common shares, and spending a minimum of $500,000 per year. The Company acts as project operator until Westcan has a vested 60% interest. Upon commercial production, the Company will receive a 3% net smelter royalty.

During the first quarter of fiscal 2010, the Company spent $nil on camp cost & operations (LTD: $252,000); drilling $nil (LTD: $427,000); G&A $nil (LTD: $114,000); geochemistry $nil (LTD: $8,000); geology $nil (LTD: $47,000); geophysics $nil (LTD: $139,000); and other expenses $nil (LTD: $49,000). During the first quarter of fiscal 2010, the Company received reimbursements of $nil (LTD: $1,035,000).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

9

Athabasca Mineral Property Interests (continued)

i)      NE Wollaston, Saskatchewan-Manitoba

This property straddles the Saskatchewan-Manitoba border and consists of approximately 154,000 hectares. In December 2008, the Company announced the execution of a MOU with ERI for significant amount of exploration across the property.  This MOU lapsed, in June 2009, following continued delays due to Government aboriginal consultations.  Further development on this project awaits the Government work permits.  The Company and ERI are currently working on a similar size project in Saskatchewan, under a similar MOU (note 9(c)).

During the first quarter of fiscal 2010, the Company spent $nil on camp cost & operations (LTD: $1,362,000); drilling $nil (LTD: $373,000); G&A $8,000 (LTD: $704,000); geochemistry $nil (LTD: $797,000); geology $nil (LTD: $2,303,000); geophysics $nil (LTD: $905,000); and other $2,000 (LTD: $153,000).

j)      Helmer, Saskatchewan

This block mineral claims lies in the north-central part of the Athabasca Basin, southeast of Uranium City and to the west of Fond du Lac and is comprised of approximately 55,000 hectares of mining claims.

During the first quarter of fiscal 2010, the Company spent $nil on camp cost & operations (LTD: $980,000); drilling $nil (LTD: $1,175,000); G&A $nil (LTD: $735,000); geochemistry $nil (LTD: $101,000); geology $nil (LTD: $333,000); geophysics $1,000 (LTD: $879,000); and other expenses $3,000 (LTD: $521,000).

k)      Lake Athabasca, Saskatchewan

Lake Athasbasca comprises approximately 41,000 hectares of mineral claims located primarily on Lake Athabasca, southwest of Uranium City, Saskatchewan.

During the first quarter of fiscal 2010, the Company spent $nil on camp cost & operations (LTD: $1,820,000); drilling $nil (LTD: $1,056,000); G&A $2,000 (LTD: $636,000); geochemistry $nil (LTD: $94,000); geology $1,000 (LTD: $328,000); geophysics $12,000 (LTD: $1,674,000); and other expenses $3,000 (LTD: $294,000).

l)

Alberta, Alberta

Alberta comprises approximately 97,000 hectares of mineral claims covering most of the Alberta section of Lake Athabasca. During the first quarter of fiscal 2010, the Company spent $nil on camp cost & operations (LTD: $275,000); drilling $nil (LTD: $1,000); G&A $4,000 (LTD: $193,000); geochemistry $nil (LTD: $7,000); geology $5,000 (LTD: $17,000); geophysics $11,000 (LTD: $1,772,000); and other expenses $4,000 (LTD: $71,000).

m)

Hodgson, Saskatchewan

Hodgson comprises approximately 30,000 hectares of mineral claims west of the Cigar Lake Mine, Saskatchewan. During the first quarter of fiscal 2010, the Company spent $nil on camp cost & operations (LTD: $111,000); G&A $nil (LTD: $367,000); geochemistry $nil (LTD: $159,000); geology $nil (LTD: $22,000); geophysics $1,000 (LTD: $459,000); and other expenses $8,000 (LTD: $135,000).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

9

Athabasca Mineral Property Interests (continued)

n)      Arnold, Saskatchewan

Arnold comprises approximately 24,000 hectares of contiguous minerals claims located west of the producing McArthur River mine, Saskatchewan. During the first quarter of fiscal 2010, the Company spent $nil on camp cost & operations (LTD: $123,000); G&A $nil (LTD: $411,000); geochemistry $nil (LTD: $92,000); geology $nil (LTD: $25,000); geophysics $nil (LTD: $510,000); and other expenses $nil (LTD: $111,000).

o)

Collins Bay Extension

In July 2009, the Company executed an Option Agreement with Bayswater Uranium Corporation ("Bayswater") to commence exploration of the Collins Bay Extension uranium project, situated directly adjacent to, and following the North-East strike of the past-producing uranium mines at Rabbit Lake and Collins Bay, and the current producing uranium mine at Eagle Point in the Province of Saskatchewan. The project contains a significant number of exploration targets within the Snowbird and Fife Island areas.

Under the terms of the option agreement, CanAlaska shall act as the exploration operator and may earn a 51% participating interest in the project by undertaking a minimum of $4 million in exploration expenditures within 5 years and issuing a total of 500,000 (50,000 issued) Company shares to Bayswater over this period. The Company may increase its participating interest in the project to a 70% level by successfully undertaking a further $2 million in exploration expenditures over a period of 3 years.

During the first quarter of fiscal 2010, the Company spent $1,000 on camp cost & operations; G&A $1,000; geochemistry $nil; geology $6,000; geophysics $1,000; option share issuance $8,000; and other expenses $6,000.

p)      Other Properties

Include the Waterbury, McTavish, Moon, Camsell, Carswell, and Ford claim blocks.

McTavish

McTavish comprises approximately 16,000 hectares of mineral claims lying southeast of the McArthur River mine in Saskatchewan and northwest of the Key Lake Mine. On August 10, 2009, the Company entered into an option agreement with Kodiak Exploration Limited with regard to the McTavish project, situated in the prolific Athabasca Basin of northern Saskatchewan. Kodiak has been granted an option to acquire up to a 70% interest in the project. In order to earn an initial 50% interest in the project, Kodiak must complete $4 million in exploration and issue 1,000,000 Kodiak shares to the Company over a period of five years.

Kodiak may earn a further 10% interest in the project (60% total), by expending $3 million in exploration/pre-feasibility work over an additional three year period, issuing an additional 550,000 Kodiak shares and producing a 43-101 compliant resource estimate containing at least 35 million pounds U3O8 in the measured and indicated categories. By defining a resource of 50 million pounds U3O8 during the same period, Kodiak’s interest may increase to 70% (note 18).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

9

Athabasca Mineral Property Interests (continued)

Waterbury

Waterbury comprises approximately 6,000 hectares of mineral claims located north of the Cigar Lake mine in Saskatchewan. In December 2007, an option on the property was terminated by a third party after the Company received payments of $75,000, 200,000 shares and $2.1 million had been spent on the property.

Moon, Camsell, and Ford

Moon comprises approximately 4,000 hectares of mineral claims lying in two separate blocks between the McArthur River and Key Lake mines and is subject to a 3% third-party Net Smelter Return (“NSR”). Camsell is comprised of approximately 10,000 hectares of mineral claims located northeast of the Maurice Bay uranium deposit, and west of Uranium City, on the northern edge of Lake Athabasca. Carswell is comprised of approximately 13,000 hectares of mineral claims in the vicinity of Cluff Lake, Saskatchewan. Ford is comprised of approximately 10,000 hectares of mineral claims located in the South East of Athabasca Basin adjacent to the Cree East Project.

10

Other Mineral Property Interests

	Three months ended July 31, 2009 Expenditures				Life to Date - July 31, 2009
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Rise & Shine, NZ (a)	(1)	-	-	(1)	300	422	(399)	323
Reefton & Other NZ Projects (b)	-	-	-	-	24	588	(481)	131
Other Projects, Various (c)	-	10	-	10	73	334	(343)	64
Total	(1)	10	-	9	397	1,344	(1,223)	518

	2009 Fiscal Expenditures				Life to Date - April 30, 2009
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Rise & Shine, NZ (a)	-	23	-	23	301	422	(399)	324
Reefton & Other NZ Projects (b)	1	190	(481)	(290)	24	588	(481)	131
Other Projects, Various (c)	19	27	(40)	6	73	324	(343)	54
Total	20	240	(521)	(261)	398	1,334	(1,223)	509

(a)

Rise and Shine, New Zealand

In June 2009, the Company announced an agreement with Glass Earth. The option agreement with Glass Earth is for the sale of a 70% ownership interest. In return Glass Earth shall perform detailed project evaluation and exploration on the Rise and Shine project, including 4,000 metres of drilling. Additional terms of the agreement include progressive cash payments of $13,000 ($1,000 paid) and the issuance of 200,000 shares in Glass Earth to the Company over the course of the program.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

10

Other Mineral Property Interests (continued)

CanAlaska currently proportionately consolidates its 72% interest in Rise and Shine as at July 31, 2009 (note 4).

(b)

Reefton & Other New Zealand Projects

In February 2009, Kent Exploration Inc. (“Kent”) entered into a 5-year option agreement to acquire a 70% interest in the Reefton Project, in South Island, New Zealand. Under the option agreement, $5,000 was paid on execution and $3,500,000 in exploration expenditures on the project over the five year option period, with $100,000 in immediate exploration expenditures, $1,150,000 of expenditures to be made before the end of the third anniversary of the option agreement, $2,250,000 of expenditures to be made before the end of the fifth anniversary of the option agreement and, the issuance of 2,000,000 Kent common shares, of which 500,000 common shares are to be issued on or before the end of the first anniversary of the Agreement, 500,000 on or before the third anniversary of the option agreement and 1,000,000 on or before the end of the fifth anniversary of the option agreement.

The road-accessible property, encompassing approximately 14,060 ha (34,743 acres), is located in the historic Reefton gold fields, off NZ State Highway 7, with the property extending from approximately 3 km to 20 km south-west of the town of Reefton, South Island, New Zealand.

(b)

Reefton & Other New Zealand Projects (continued)

In the fiscal year 2009, the Company dropped its Granite Dome and Greymouth permits and therefore recorded mineral property write-downs of $0.2 million. The Company also wrote down its Mt. Mitchell claims ($0.3 million) and did not renew its prospecting permit on this property subsequent to year end. During 2009, the Company issued 10,000 shares for property access rights in NZ (note 11).

(c)

Other Projects, Various

Include the Kasmere, Misty, Rainbow Hill, Glitter Lake, Elliot Lake, and Voisey’s Bay projects.

Kasmere comprises approximately 266,000 hectares under license application adjacent to NE Wollaston. In December 2008, the Company acquired an adjacent claim block from Santoy Resources. The Company acquired Mineral Lease 209B in Manitoba from Santoy Resources Ltd. on December 11, 2008 for 40,000 in common shares, 500,000 warrants exercisable over one year at an exercise price of $0.50 and a 2% NSR. Mineral Lease 209B is situated in the middle of the Company’s Kasmere claim block.

The Misty project covers approximately 53,000 hectares and is located in Manitoba adjacent to the southern boundary of the NE Wollaston project.

On May 23, 2008, the Company optioned the Misty property to Great West Minerals Group Ltd. (“Great Western”). Great Western may exercise its option to earn a 51% interest in the property by making payments of $100,000 (from grant of licence $10,000; $10,000 in each of subsequent 4 years and then $50,000 in year 6), issuing shares of 200,000 (100,000 on grant of licence and 100,000 on 1st anniversary) and making exploration expenditures of $6 million ($150,000 on 1st anniversary, $100,000 on proceeding 3 anniversaries; $2.6m on 5th anniversary and $3m on 6th anniversary). The Company will act as the operator of the project until Great Western has a vested 51% interest, at which time Great Western may become the operator. The Company is currently awaiting the grant of exploration permits by the Government of Manitoba, which have been delayed due to aboriginal consultations.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

10

Other Mineral Property Interests (continued)

Rainbow Hill comprises 12 unpatented federal lode mining claims in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A. This property is optioned to District Gold Inc. (“District Gold”) under which District Gold may earn a 60% interest by making payments of $150,000 ($37,500 paid), 200,000 shares (100,000 issued) and completing exploration expenditures of $1.5 million. District Gold may earn a total 75% interest by completing a feasibility study. As of July 31, 2009, a $75,000 provision had been recorded to against the option payment receivable.  Glitter Lake comprised certain mineral claims prospective for nickel and platinum located near Glitter Lake, Quebec. In January, 2009, the company transferred ownership of Glitter Lake to fulfill its office lease obligation. CanAlaska retained a ½% NSR.  Voisey’s Bay, located in Labrador, Newfoundland, the property is jointly-held with Columbia Yukon Explorations Inc.

11

Share Capital

The Company has an unlimited amount of authorized common shares without par value. As of July 31, 2009, the Company had 137,833,650 (April 30, 2009: 137,783,650) shares issued and outstanding.

	Number of shares 000’s	Shares $000’s	Contributed surplus $000’s
Opening balance – April 30, 2008 (restated)	125,870	54,079	5,392
Share issuances
Cash	11,223	3,712	-
Non-cash	691	194	-
Warrant issuances
Cash	-	-	-
Non-cash	-	(371)	385
Share issuance expenses
Cash	-	(205)	-
Non-cash	-	(248)	28
Transfer on stock option exercise	-	25	(25)
Flow-through FIT impact	-	(1,003)	-
Compensation expense	-	-	2,160
Closing balance – April 30, 2009	137,784	56,183	7,940
Share issuances
Cash	-	-	-
Non-cash	50	8	-
Warrant issuances
Cash	-	-	-
Non-cash	-	-	-
Share issuance expenses
Cash	-	(1)	-
Non-cash	-	-	-
Compensation expense	-	-	492
Closing Balance – July 31, 2009	137,834	56,190	8,432

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

11

Share Capital (continued)

For the three months ended July 31, 2009, the weighted average number of common shares outstanding was 137,793,433 (April 30, 2009: 137,160,228).

Share issuances

In August, 2009, the Company issued 5,826,764 flow-through units for gross proceeds of $990,550. Each unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of twenty-four months from the closing date, at a price of $0.24 per warrant share. A finder’s fee of $49,528 in cash and 277,837 compensation options were issued in connection with the financing. Each broker option entitles the holder to purchase one additional common share of the Company at an exercise price of $0.17 per share for a period of twenty-four months from the closing date.

In July 2009, the Company issued 50,000 shares under the option agreement of Collins Bay Extension uranium project. (note 9(o)) . In February 2009, the Company issued 10,000 shares for property access rights in NZ.

In December 2008, the Company issued 40,000 common shares under the Kasmere option agreement (note 10(c)). In September 2008, the Company issued 100,000 common shares respectively for the Black Lake and Fond du Lac properties (notes 9 (d) and (e)).

On May 29, 2008, the Company issued 10,922,660 flow-through units for gross proceeds of $3.7 million. Each unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional flow-through common share or, at the election of the investor, one non flow-through common share for a period of two years from the closing date at a price of $0.50 per warrant share. A finder’s fee of $179,000 in cash, 441,176 common shares and 345,589 warrants were issued in connection with the financing. Each warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.50 per share for a period of two years from the closing date.

Capital disclosure

The Company considers its common shares, options and warrants as capital. As the Company is in the exploration stage its principal source of funds is from the issuance of common shares. It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its stakeholders.

12

Share Stock Options and Warrants

The Company has a stock option plan that permits the granting of stock options to directors, officers, key employees and consultants. Terms and pricing of options are determined by management at the date of grant. A total of 27,500,000 common shares of the Company may be allotted and reserved for issuance under the stock option plan.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

12

Share Stock Options and Warrants (continued)

	Number of options 000’s	Weighted average exercise price $
Outstanding - May 1, 2009	21,372	0.36
Granted	2,330	0.19
Cancelled	-	-
Exercised	-	-
Expired	-	-
Forfeited	(1,754)	0.45
Outstanding – July 31, 2009	21,948	0.34

	Number of options 000’s	Weighted average exercise price $
Outstanding - May 1, 2008	16,899	0.46
Granted	7,230	0.16
Cancelled	-	-
Exercised	(300)	0.10
Expired	(172)	0.25
Forfeited	(2,285)	0.45
Outstanding – April 30, 2009	21,372	0.36

As at July 31, 2009, the following stock options were outstanding:

Number of options outstanding 000’s		Exercise price $	Expiry date (Fiscal Year)
	490	$0.40 - $0.45	2010
	2,388	$0.35 - $0585	2011
	2,773	$0.50 - $0.75	2012
	7,167	$0.40 - $0.70	2013
	6,835	$0.12 - $0.40	2014
	2,295	$0.19	2015
Total	21,948	0.76

Stock options vest over various time periods. As at July 31, 2009, 13,730,000 stock options were vested and exercisable.

For the three months ended July 31, 2009, total stock-based compensation expense was $0.5 million (July 31, 2008: $0.5m) of which $0.1m was capitalized (July 31, 2008: $0.2m).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

12

Share Stock Options and Warrants (continued)

Warrants

	Number of warrants 000’s	Weighted average exercise price $
Outstanding - May 1, 2009	6,307	0.50
Granted	-	-
Exercised	-	-
Expired	-	-
Outstanding – July 31, 2009	6,307	0.50

	Number of warrants 000’s	Weighted average exercise price $
Outstanding - May 1, 2008	12,380	0.57
Granted	6,307	0.50
Exercised	-	-
Expired	(12,380)	0.57
Outstanding – April 30, 2009	6,307	0.50

In May 2008, 5,461,329 warrants were issued in connection with a flow-through unit offering (note 11). In addition, 345,589 warrants were issued as finders fees (note 11). In December 2008, the Company issued 500,000 warrants at $0.50 for the Kasmere property (note 10(c)).

At July 31, 2009, the following warrants were outstanding:

Number of warrants outstanding 000’s		Exercise price $	Expiry date Fiscal year end
	500	$0.50	2010
	5,807	$0.50	2011
Total	6,307

Option and warrant pricing models require the input of highly subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options. The following assumptions were used in the Black-Scholes option pricing model to calculate the compensation expense:

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

12

Share Stock Options and Warrants (continued) (continued)

	Warrants	Options
Risk-free interest rate	1.2% to 3.2%	1.4% to 4.6%
Expected life	1 year	2.8 to 5 years
Expected volatility	74% to 135%	76% to 135%
Expected dividend	0%	0%

13

Accumulated Other Comprehensive Income

	July 31, 2009 $000’s	April 30, 2009 $000’s
Opening balance	9	166
Unrealized loss on available-for-sale securities (note 6)	(48)	(157)
Closing balance	(39)	9

14

Related Party Transactions

	July 31, 2009 $000’s	July 31, 2008 $000’s
Engineering and consulting fee to the Vice-President Exploration	48	52
Accounting fees to a company controlled by the former Chief Financial Officer	2	15

The VP Exploration currently provides his services through a consulting company and is therefore disclosed above. The former Chief Financial Officer has billed his time through a consulting company. All transactions were conducted on an arms’ length basis.

Effective February 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the first three months of the fiscal year, $11,644, (July 31, 2008: $19,694) has been accrued to directors. At period end, $4,500 (April 30, 2009: $10,326) is owing to directors.  This is due on demand and is non-interest bearing.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended July 31, 2009 and 2008

(Unaudited)

(Expressed in Canadian dollars except where indicated)

15

Commitments

The Company has the following commitments in respect of operating leases for office space, land, or computer equipment:

Fiscal Year Ending	Total $000’s
2010	167
2011	201
2012	84
2013	7
2014	1
Thereafter	4
464

The Company has outstanding and future commitments under mineral properties option agreements to pay cash and/ or issue common shares of the Company (note 9).

16

Geographic Segmented Information

July 31, 2009 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	41,973	1	134	42,108
Assets	47,588	4	528	48,120
Loss for the Year	964	-	(2)	962

April 30, 2009 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	39,816	3	458	40,277
Assets	47,359	4	525	47,888
Loss for the Year	2,450	2	264	2,716

17

Subsequent Events

Subsequent to the period ended July 31, 2009, the following events occurred:

McTavish Option Agreement

On August 10, 2009, the Company has entered into an option agreement with Kodiak Exploration Limited with regard to the McTavish project (note 9 (p)).

Private Placement

In August, 2009, the Company issued 5,826,764 flow-through units for gross proceeds of $990,550 (note 11).